David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

June 18, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Tom Kluck, Branch Chief

Re:  XR Energy Inc.
Amendment No.2 to Registration Statement on Form S-1
File No. 333-178156

Dear Mr. Kluck:

XR Energy Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated June 11, 2012, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 23, 2011, as amended by Amendment No. 1 filed on May 15, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

1.
We note your disclosure that you do not intend to engage in any merger, acquisition or business reorganization with any entity. Please revise to include an affirmative statement to make clear that neither the company nor any of its shareholders has any plans to enter into a change of control or similar transaction.

Response:  In accordance with the request of the Commission, the Company has expressly provided that neither the Company nor any of its shareholders has any plan or intention to enter into a change of control or similar transaction. Said disclosure can be found in the "Prospectus Summary-Corporate Background" and in the "Description of Business" sections of the Amended Registration Statement.

Table of Contents, page 5

2.	Please revise to remove the Part II Information Not Required in Prospectus from your
Table of Contents.

Response:  In accordance with the request of the Commission, the Company has removed the Part II Information Not Required in Prospectus from the Table of Contents in the Amended Registration Statement.

Prospectus Summary, page 6

3.
We note you indicate on page 6 that you have 20 customers for which you have procured natural gas. Please revise your disclosure, particularly in the business section, to identify your major customers and the fees and commissions related to each customer. Please also refer to Item 601(b)(10) of Regulation S-K and file any agreements with customers as exhibits or tell us why you are not required to do so.

Response: In the "Prospectus Summary" and Description of Business" sections of the Amended Registration Statement, the Company revised the disclosure to more clearly explain that its customers do not execute agreements with the Company, and that the Company does not have any single customer which generates a significant portion of its revenues. Filed as an exhibit is another agreement recently executed pursuant to which the Company will receive a commission if it locates a customer for the electricity and natural gas sold by Lexington Power.

Plan of Distribution, page 20

4.
We note your response to comment 2 of our letter dated December 20,2011 and your revised disclosure. We also note your disclosure in the third paragraph on page 20 that "[o]nce a market has been developed for our common stock, the shares may be sold ... at market prices prevailing at the time of sale." Please revise your disclosure to disclose that the securities will be offered at a fixed price for the duration of the offering or advise.

Response: The disclosure has been revised to provide that the securities will be offered at the fixed price of $0.25 per share for the duration of the offering.

Description of Business, page 24

Business, page 25

5.
We note your response to comment 9 of our letter dated December 20,2011 in which you have revised your disclosure to indicate that you will receive commissions from natural gas providers for each successful client that you refer. Please expand your disclosure to include a more robust discussion of the commissions you will receive, including how the commissions will be calculated. Please also revise to expand your disclosure to indicate whether you have received any commissions to date.

Response:  The Company has expanded its disclosure in accordance with the comments of the Commission.

6.	We note you indicate on page 25 that you will receive fees for consulting services. Please revise to expand your disclosure regarding these fees.

Response: The Amended Registration Statement has been revised to provide that the Company hopes to receive fees for consulting services when it provides such services.

7.
We note your response to comment 11 of our letter dated December 20,2011, in which you have revised your disclosure to indicate that Messrs. Davis, Vicari and Giametta made initial introductions to further your business objectives. Please revise your disclosure to provide more details as to the consulting services provided by these individuals, including the value of services provided and the compensation received by each individual. Please also expand your disclosure to provide more details as to the introductions made.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

8.
We note your response to comment 12 of letter dated December 20,2011 and we reissue our prior comment. Please file your agreement with East Coast Power, LLC as an exhibit. In addition, please revise your disclosure to identify all of the natural gas providers that you have agreements with. Please refer to Item 601(b)(10) of Regulation S-K and file any such agreements as exhibits or tell us why you are not required to do so.

Response:  The East Coast Power agreement should have been filed as Exhibit 10.5 to the amendment filed on May 15, 2012 (as indicated in the Exhibit Index thereto), but was inadvertently omitted from said filing. The East Coast Power agreement, as well as the agreement executed May 23, 2012, are being filed as exhibits to the Amended Registration Statement. These consist of the only agreement the Company currently has with any third parties.

Management's Discussion and Analysis of Financial Condition..., page   Plan of Operation, page 30

9.
We note your response to comment 19 of our letter dated December 20, 2011 and we reissue our prior comment. Please revise to discuss in greater detail the specifics of your oral loan arrangement with your principal officer to cover various expenses, including the terms of repayment.

Response:  The Amended Registration Statement has been revised to disclose the note executed by Mr. Muratore which provides the Company with the ability to borrow up to an aggregate of $25,000 from Mr. Muratore. The note was filed as exhibit 4.1 to the Registration Statement.

10.
We note you indicate on page 30 that you estimate that you will require a minimum of $100,000 in the next 12 months to implement your activities. We further note you indicate on page 30 that you believe that you will have insufficient funds to fund your expenses over the next 12 months. We note your disclosure that you will attempt to obtain financing by the end of the first quarter of 2013. Please revise to disclose whether you have identified any potential lenders.

Response:  The Amended Registration Statement has been revised in accordance with the Commission's comment.

11.
We note your response to comment 20 of our letter dated December 20,2011 and we reissue our prior comment. Please revise to discuss your estimated expenses on page 30 in greater detail and how you determined such amounts. For example purposes only, please explain how you determined you will need $12,000 for office expenses, $30,000 for salaries, $1,500 for printing and $21,500 for working capital.

Response:  The Amended Registration Statement has been revised in accordance with the Commission's comment.

Part II- Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 40

12.
We note you indicate that a Form D was not filed by the Company in connection with the private offering. If the company was relying upon Regulation D when offering and selling the securities, then please file a Form D as required by Regulation D or advise.

Response:  As noted, the Company did not file a Form D in connection with the private placement conducted from June 2010 through July in which it issued an aggregate of 118,800 for gross proceeds amounting to $29,700. Each investor in said offering represented to the Company that he was either an “accredited investor” or sophisticated. There was no general solicitation or advertising in connection with this offering.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Tony Muratore